Exhibit 99.1
Abivax Presents First Quarter 2026 Financial Results and Reports Three-Year Interim Data from Study 108, a Phase 2a/2b Open-Label Extension Trial of Obefazimod Following Dose
De-Escalation in Patients with Ulcerative Colitis

•Interim intent to treat (“ITT”) analysis from Study 108 supports strong durable clinical remission in moderately to severely active ulcerative colitis (“UC”) patients treated with obefazimod

•Following two to four years of open-label treatment with 50 mg, 130 patients de-escalated to 25 mg, and at week 144, 68% (88/130) were in clinical remission and 80% (104/130) completed 144 weeks of treatment

•Patients in Study 108 were treated with obefazimod for up to seven years, with no new safety signals observed

•ABTECT Phase 3 Maintenance Trial results expected in late Q2 2026

•Cash, cash equivalents and short-term investments of €491.6M as of March 31, 2026; cash runway into Q4 2027

PARIS, France – May 22, 2026 – 10:05 PM CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, reported today its financial results for the first quarter ended March 31, 2026. The first quarter financial statements, approved by the Company’s Board of Directors on May 21, 2026, have been reviewed by the Company’s statutory auditors, and the financial reports will be filed with the French and U.S. securities regulatory authorities, respectively, on May 22, 2026.

Study 108: Three-Year Interim Analysis of Long-Term Obefazimod Treatment and Dose De-Escalation in Patients with Moderately to Severely Active UC
In this open-label maintenance (“OLM”) trial, patients who had completed the four-year Phase 2a or two-year Phase 2b OLM trials, where they had received 50 mg of once-daily obefazimod, were given the opportunity to continue receiving obefazimod at a reduced dose of 25 mg daily for up to five additional years (provided they met the eligibility criteria of Mayo Endoscopic Subscore = 0 or 1). A total of 130 patients entered the trial and as of the January 5, 2026 cutoff date, 80% (104/130) were still enrolled and completed the full 144 week evaluation.

At study baseline, 89% (116/130) of patients were in clinical remission. At weeks 48, 96 and 144 of treatment, 73% (95/130), 69% (90/130), and 68% (88/130) of patients evaluated were in clinical remission, respectively. Clinical remission, inclusive of endoscopic subscore, was evaluated in the in ITT population using non-responder imputation. Similar trends were observed with other efficacy analyses, and no new safety signals were observed.

Exhibit 99.1
“The durability of clinical remission observed for up to seven years, together with the favorable tolerability profile observed to date, supports the potential of obefazimod as a durable treatment option for people living with ulcerative colitis,” said Fabio Cataldi, MD, Chief Medical Officer of Abivax. “We look forward to presenting these long‑term data at an upcoming medical meeting.”

Abivax provided the following updates on its business and operational goals in press releases published:

•On January 9, 2026, a press release titled “Abivax Provides 2026 Corporate Outlook”

•On February 21, 2026, a press release titled “Abivax Presents First Evidence of Anti-Fibrotic Activity for Obefazimod Alongside New Clinical Efficacy and Safety Analyses in Inflammatory Bowel Disease at ECCO 2026”

•On March 23, 2026, a press release titled “Abivax Announces Full Year 2025 Financial Results and Provides Business Updates”

•On April 1, 2026, a press release titled “Abivax Publishes Financial Reports with the French and U.S. Securities Regulatory Agencies”

•On April 20, 2026, a press release titled “Abivax Annual Ordinary and Extraordinary General Meeting of May 11, 2026 Availability of Preparatory Documents”

•On April 22, 2026, a press release titled “Abivax to Present Data on Obefazimod at Digestive Disease Week®”

•On May 5, 2026, a press release titled “Abivax Announces Repurchase of Royalty Certificates and Pricing of $45M (€38.5M) Offering of American Depositary Shares”

•On May 11, 2026, a press release titled “Abivax Announces Results of its May 11, 2026 Annual General Meeting”

First Quarter 2026 Financial Highlights

•Cash Position and Runway: The Company had cash, cash equivalents and short-term investments of €491.6 million as of March 31, 2026, providing a projected cash runway into Q4 2027 based on current operating assumptions.

•R&D Expenses: Research and development (“R&D”) expenses increased by €10.2 million to €49.5 million (86.0% of operating expenses) in the first quarter of 2026 compared to €39.3 million (81.5% of operating expenses) in the first quarter of 2025. This increase was predominantly driven by expenses related to:
◦A €8.0 million increase related to new indications (including combination therapy) for obefazimod;
◦A €2.0 million increase in transversal activities related to increased chemistry, manufacturing and controls and supply chain costs related to the progression of clinical trials and anticipation of potential future commercial launch; and
◦A €2.0 million increase related to the Company’s Crohn’s disease (“CD”) clinical program, driven by the progression of Phase 2b clinical trials for obefazimod in CD; partially offset by
◦A €(4.0) million decrease related to the Company’s UC clinical program, driven by nearing the ending of the phase 3 clinical trials.
◦94.5% of R&D expenses related to obefazimod in the first quarter of 2026 compared to 98.5% in the first quarter of 2025.

Exhibit 99.1

•G&A Expenses: General and administrative expenses decreased by €(1.7) million to €6.3 million (10.9% of operating expenses) in the first quarter of 2026 compared to €8.0 million (16.7% of operating expenses) in the first quarter of 2025. This decrease is primarily due to decrease in personnel costs, attributable to the decrease in employer tax and social contributions related to our AGAs of €(3.5) million, resulting from the decrease in our share price during the first quarter of 2026 and, to a lesser extent, forfeitures following employee departures and changes in estimates regarding the achievement of vesting conditions. The decrease was partly offset by a €1.4 million increase in consulting and professional fees, driven by costs associated with building our infrastructure to support future growth in our operations.

•Sales and Marketing Expenses: Sales and marketing expenses increased by €0.9 million to €1.7 million (3.0% of operating expenses) in the first quarter of 2026 compared to €0.9 million (1.8% of operating expenses) in 2025. The increase was driven by costs related to our preparation for potential future sales and commercialization efforts for obefazimod in the U.S.

Anticipated Upcoming Key Dates
•Topline results of UC ABTECT Phase 3 maintenance trial - late Q2 2026
•Half-Year Financial Results - September 21, 2026
•Topline results of Phase 2b induction trial for CD - Q4 2026
•NDA submission for obefazimod in UC - Q4 2026 (subject to positive data)

Exhibit 99.1
First Quarter 2026 Financial Results (IFRS figures)

Statement of Cash Flows	For the three months ended March 31,
in millions of euros	2025	2026
Cash flows provided by (used in) operating activities	(33.3)	(50.5)
Cash flows provided by (used in) investing activities	1.1	0.5
Cash flows provided by (used in) financing activities	(7.8)	0.1

Effect of movements in exchange rates on cash held	(0.7)	7.4
Revaluation of cash equivalents measured at fair value	0.1	3.3

Increase (decrease) in cash and cash equivalents	(40.6)	(39.3)

Statement of Income (Loss)	For the three months ended March 31,
in millions of euros	2025	2026
Total operating income	1.0	1.3
Total operating expenses
of which Research and Development costs	(39.3)	(49.5)
of which Sales and Marketing costs	(0.9)	(1.7)
of which General and Administrative costs	(8.0)	(6.3)
Operating loss	(47.2)	(56.2)

Financial gain (loss)	(5.2)	8.0

Net loss before tax	(52.4)	(48.2)

Income tax	—	(0.2)

Net loss for the period	(52.4)	(48.5)

Exhibit 99.1

Statement of Financial Position	As of
in millions of euros	December 31, 2025	March 31, 2026

Non-current assets	33.1	33.9

Cash and cash equivalents	516.7	477.4
Other current assets[1]	34.6	35.8
Total Assets	584.3	547.1

Borrowings, notes and derivative instruments[2]	1.9	1.4
Royalty Certificates	30.2	32.8
Other non-current liabilities	35.3	22.2
Other current liabilities	61.7	61.1
Total Liabilities	129.1	117.5

Total Shareholders’ Equity	455.2	429.6

Total Liabilities and Shareholders’ Equity	584.3	547.1
1 Includes certain short-term investments (terms of less than 12 months) of €14.2M, making total cash, cash equivalents and short-term investments of €491.6M
2 Includes both current and non-current portions of borrowings, convertible loan notes, derivative instruments, and lease liabilities

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About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contacts:
Patrick Malloy
SVP, Investor Relations
Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878

Media Contacts:
LifeSci Communications
Karissa Cross, PhD
Associate Director
LSC_ABIVAX@lifescicomms.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business. Words such as “anticipate,” “expect,” “future,” “potential,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning the potential therapeutic benefit of obefazimod, the expected timing for completion of the Phase 3 ABTECT-UC maintenance trial and Phase 2b ENHANCE-CD induction trial of obefazimod and the availability and timing of results therefrom, the timing of regulatory filings including an NDA submission for obefazimod in UC, Abivax’s expectations for regulatory approval and commercialization of obefazimod for UC, Abivax’s cash runway, the timing for reporting Abivax’s half year 2026 financial results, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission under the caption “Risk Factors.” These risks, contingencies and uncertainties include, among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development, including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell or the solicitation of an offer to purchase or subscribe for securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.